                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of February, 2001

Softcare EC.com, Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


107 980 West 1st Street North Vancouver British Columbia Canada V7P 3N4
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.]

DESCRIPTION OF FILED INFORMATION:

Announcement of Private Placement and Status of development of "PrivateLabelHome" B2B Industry Web Portal: see attached Exhibit: PRESS RELEASE NR-01-02


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Softcare EC.com, Inc.
                                                                (Registrant)


Date February 22, 2001                      By: /S/ Douglas Sarkassian
                                               ---------------------------------
                                               Douglas Sarkassian
                                               Corporate Solicitor

[Softcare EC, Inc. Logo]
                                                       SHARES ISSUED: 16,989,728
                                                       FULLY DILUTED: 19,116,728
                                                                SYMBOL: SCE-CDNX
                                                                        NR-01-02



           SOFTCARE'S "PRIVATELABELHOME" PORTAL PROCEEDING ON SCHEDULE
           -----------------------------------------------------------


NORTH VANCOUVER, BRITISH COLUMBIA, FEBRUARY 22, 2001 - SoftCare EC Inc. (CDNX:SCE), www.softcare.com is pleased to announce that the pilot phase of the "PRIVATELABELHOME" business-to-business (B2B) industry portal (previously announced on November 3, 2000) is PROGRESSING ON SCHEDULE. The pilot customers are planning to be on line and operational in April 2001, with full deployment of the portal anticipated in the summer of 2001. Snakcorp Holdings Inc./Nalley's, the largest US private label manufacturer of consumer-related snack foods on the West Coast, is currently participating in the pilot phase of the "PRIVATELABELHOME'" portal ( previously announced on November 9, 2000). The initial market for the portal consists of 3,200-plus members of the New York-based Private Label Manufacturers Association. Once deployment of the portal is complete, the market could represent as much as US $30 million in annual recurring revenue. Snakcorp is demonstrating that it recognizes the value and cost savings that can be brought to the industry by "PRIVATELABELHOME" by subscribing to a private placement.

Snakcorp Inc. has subscribed for a private placement of 138,889 units in Softcare EC at a price of $0.72 per unit. Each unit will consist of one common share and one non-transferable share purchase warrant. Each warrant entitles Snakcorp to purchase an additional share of SoftCare EC at a price of $0.72 until February 21, 2003. Proceeds of this private placement will be applied to development and deployment costs of the "PRIVATELABELHOME" business-to-business
(B2B) industry portal.

The private placement is subject to regulatory approval from and will be completed in accordance with the rules of the Canadian Venture Exchange.

"PRIVATELABELHOME" is an internet-based software platform designed to streamline business process and communications among the manufacturers, their retailers and suppliers within the Private Label Manufacturing industry.

MARTYN ARMSTRONG, PRESIDENT AND CEO OF SOFTCARE EC INC. STATED: "THIS INVESTMENT IN SOFTCARE EC INC. BY SNAKCORP HOLDINGS INC. DEMONSTRATES THE LEVEL OF CONFIDENCE SNAKCORP HAS FOR THE "PRIVATELABELHOME" PORTAL AND ITS HUGE POTENTIAL FOR COST SAVING THAT CAN BE DELIVERED TO THE PRIVATE LABEL MANUFACTURING INDUSTRY."

JOHN FROSTAD, PRESIDENT OF SNAKCORP & NALLEY'S STATED: " `PRIVATELABELHOME' IS A PERFECT OPPORTUNITY FOR ALL PRIVATE LABEL MANUFACTURERS TO ENJOY AN IMPROVED AND MORE COST-EFFICIENT WAY TO DEVELOP NEW PRODUCTS WITH RETAILERS. OUR INVESTMENT IN SOFTCARE ILLUSTRATES THE FAITH WE HAVE IN THIS PORTAL BEING UNIVERSALLY APPLICABLE FOR ANYONE DOING PRIVATE LABEL NEW PRODUCT DEVELOPMENT, ESPECIALLY WITH NATIONAL RETAIL OUTLETS IN NORTH AMERICA."

SoftCare develops business relationship management software allowing companies to conduct business-to-business e-commerce and the creation of B2B industry portals. Our e-business management software is open and scaleable allowing for the integration with existing and future technologies, lowering operating costs and streamlining the supply chain while delivering benefits to all business e-trading relationships.



On behalf of the Board of Directors,

/S/ Martyn A. Armstrong
----------------------------
Martyn A. Armstrong
President and CEO

FOR MORE INFORMATION CONTACT:


Corporate Communications            Investor Relations
Clive Massey                        The Pier Group Marketing Corp.
SoftCare EC Inc                     515 - 1075 Bay Street
888 763 8227 toll free              Toronto, ON  M5S 2B1
604 983 8083 tel                    888 270 8586 toll free
604 983 8056 fax                    416 962 1461 fax
cmassey@softcare.com                info@thepiergp.com
--------------------                ------------------


  SoftCare EC Inc. Suite 107 - 980 West 1st Street, North Vancouver, BC V7P 3N4
        Tel: (604) 983-8083 Fax: (604) 983-8056 Toll Free: 1-888-763-8227

Information in this release may involve expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to SoftCare EC Inc. as of the date of the release, and Softcare assumes no obligation to update any such forward-looking statement. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Some of the factors and risks associated with SoftCare EC Inc.'s business are discussed in its registration statement on Form 20F/A effective with the Securities and Exchange Commission on Dec. 22, 2000, and in the other reports filed by it from time to time with the SEC and SEDAR.